

February 19, 2015

<u>Via E-mail</u>
David Rector
Chief Executive Officer
Orbital Tracking Corp.
1990 N. California Boulevard, 8th Floor
Walnut Creek, California 94596

      Re: Orbital Tracking Corp.
               Amendment No. 2 to Current Report on Form 8-K
               Filed February 10, 2015
               File No. 0-25097

Dear Mr. Rector:

We have reviewed your amended filing and have the following comment. In the comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>We may pursue strategic transactions in the future . . . , page 7</u>

1.   In your response to prior comment 4, you seem to suggest that it is unlikely that you will remain in the satellite communication business if you are not successful in your negotiations to merge with GTCL. Please confirm or clarify in your response. Also please clarify the specific business reasons for this plan to acquire or be acquired by GTCL and explain whether these plans were closely tied to the original asset purchase agreement and license agreement with GTC. In this connection, please clarify why David Phipps has agreed to work as a consultant for the company without compensation.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director